SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Hansen Medical, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

411307101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 411307101		13G/A

1.	Names of Reporting Persons Rand V. Araskog

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,214,200

	6.	Shared Voting Power 360,000*

	7.	Sole Dispositive Power 3,214,200

	8.	Shared Dispositive Power 360,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,574,200

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 3.7%**

12.	Type of Reporting Person (See Instructions) IN

* See Item 4(a) of this Schedule 13G/A for a discussion of the Reporting Person’s shared voting and dispositive power over such shares.

** Percentage based on an aggregate of 96,416,954 shares of the Issuer’s Common Stock outstanding as of November 1, 2013 as reported pursuant to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.

CUSIP No. 411307101	13G/A

Item 1(a).	Name of Issuer: Hansen Medical, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 800 East Middlefield Road Mountain View, CA 94043

Item 2(a).	Name of Person Filing: This Statement is filed on behalf of the following person (the “Reporting Person”): Rand V. Araskog
Item 2(b).	Address of Principal Offices or, if none, Residence: The address of the Reporting Person is: 324 Royal Palm Way, Suite 228 Palm Beach, FL 33480
Item 2(c).	Citizenship: Rand V. Araskog is a United States citizen.
Item 2(d).	Title of Class of Securities: Common Stock, $.0001 par value per share
Item 2(e).	CUSIP Number: 411307101

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a: Not applicable.
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No. 411307101	13G/A

Item 4.	Ownership.

(a)   Amount beneficially owned:

The Reporting Person beneficially owns, or may be deemed to beneficially own under applicable regulatory definitions, an aggregate of 3,574,200 shares of Common Stock of the Issuer (the “Beneficially Owned Shares”).  The Reporting Person’s wife and daughter are trustees of a charitable lead trust owning 200,000 of the Beneficially Owned Shares, for whom the Reporting Person’s children and/or grandchildren are beneficiaries following the charitable term of the trust and for which the Reporting Person contributes investment advice.  Certain of the Reporting Person’s minor grandchildren own 70,000 of the Beneficially Owned Shares for which the Reporting Person’s son is custodian, but for which the Reporting Person contributes investment advice.  One of the Reporting Person’s grandchildren beneficially owns 35,000 shares of Common Stock of the Issuer for which the Reporting Person controls investment decisions.  The Reporting Person’s daughter beneficially owns 55,000 of the Beneficially Owned Shares for which the Reporting Person contributes investment advice.

The Reporting Person’s daughter is trustee of a trust owning 40,000 shares of Common Stock of the Issuer, for whom certain of the Reporting Person’s minor grandchildren are beneficiaries and for which the Reporting Person’s daughter controls investment decisions. Certain of the Reporting Person’s minor grandchildren own 160,000 shares of Common Stock of the Issuer for which the Reporting Person’s son-in-law controls investment decisions.  The Reporting Person’s daughter and son-in-law own an aggregate of 2,200 shares of Common Stock of the Issuer for which the Reporting Person’s son-in-law controls investment decisions.  Certain employees of the Reporting Person own an aggregate of 12,000 shares of Common Stock of the Issuer, having acquired such shares following the investment advice of the Reporting Person, with such employees controlling future investment decisions for their respective shares.  The aggregate 214,200 shares of Common Stock of the Issuer described in this paragraph are collectively referred to as the “Disclaimed Shares”.

As an immediate family member or employer with respect to the Disclaimed Shares, the Reporting Person may, under applicable regulatory definitions, be deemed to beneficially own the Disclaimed Shares insofar as the Reporting Person may be deemed to have the power to direct the voting or disposition of the Disclaimed Shares.  Neither the filing of this Schedule 13G/A nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Disclaimed Shares and the Reporting Person disclaims beneficial ownership as to the Disclaimed Shares.

(b)   Percent of class:

The Reporting Person beneficially owns approximately 3.7% of the Issuer’s Common Stock.

Reference is made to Item 4(a) above as to the Issuer’s Common Stock beneficially owned by certain immediate family members and employees of the Reporting Person that may, under applicable regulatory definitions, be deemed to be beneficially owned by the Reporting Person.  If all such shares of Common Stock were beneficially owned by the Reporting Person, the Reporting Person’s percentage beneficial ownership of the Issuer’s Common Stock would be approximately 3.9%.

CUSIP No. 411307101	13G/A

(c) Number of shares as to which the Reporting Person has:
(i) Sole power to vote or direct the vote: Reporting Person: 3,214,200
(ii) Shared power to vote or direct the vote: Reporting Person: 360,000
(iii) Sole power to dispose or to direct the disposition of: Reporting Person: 3,214,200
(iv) Shared power to dispose or to direct the disposition of: Reporting Person: 360,000

Reference is made to Item 4(a) above as to the Issuer’s Common Stock beneficially owned by certain immediate family members and employees of the Reporting Person that may, under applicable regulatory definitions, be deemed to be beneficially owned by the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 411307101	13G/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2014

RAND V. ARASKOG

/s/ RAND V. ARASKOG
(Signature)

ATTENTION.
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)